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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    109178103
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 20, 2002
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
-----------------------------                      -----------------------------
109178103                                              Page  2   of   10 pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        4,107,956
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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109178103                                              Page  3   of   10 pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP III Investors, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        4,107,956
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
109178103                                              Page  4   of   10 pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP-Brigham Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        4,107,956
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
109178103                                              Page  5   of   10 pages
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        4,107,956
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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109178103                                              Page  6   of   10 pages
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ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 4 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 3, 2000 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of November 6, 2000, as amended by Amendment No. 2 thereto, dated as of March 5, 2001, as amended by Amendment No. 3 thereto, dated as of December 23, 2002 with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Brigham Exploration Company, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

ITEM 2 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY.

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP LP"), GAP III Investors, Inc., a Delaware corporation ("GAP III"), GAP-Brigham Partners, L.P., a Delaware limited partnership ("GAP-Brigham"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP LP, GAP III and GAP-Brigham, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP LP is GAP III. The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of GAP III is as follows:


                                                                        PRINCIPAL
                                    RESIDENCE OR                        OCCUPATION
NAME/TITLE                          BUSINESS ADDRESS                    OR EMPLOYMENT
----------------------------        -----------------------------       -----------------------------
Stephen P. Reynolds,                215 East 72nd Street                Retired
President and Director              New York, NY 10021

Steven A. Denning,                  3 Pickwick Plaza                    Managing Member of General
Director                            Greenwich, CT 06830                 Atlantic Partners, LLC

David C. Hodgson,                   3 Pickwick Plaza                    Managing Member of General
Director                            Greenwich, CT 06830                 Atlantic Partners, LLC

William E. Ford,                    3 Pickwick Plaza                    Managing Member of General
Director                            Greenwich, CT 06830                 Atlantic Partners, LLC

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109178103                                              Page  7   of   10 pages
-----------------------------                      -----------------------------


The general partner of GAP-Brigham is Stephen P. Reynolds. The general partners of GAPCO II are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsely, Florian Wendelstadt and John Wong (collectively, the "GAPCO II General Partners"). The business address of each of the GAPCO II General Partners (other than Messrs. Currie, Kelly, Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621.The present principal occupation or employment of each of the GAPCO II General Partners is as a managing member of General Atlantic Partners, LLC ("GAP LLC"). Each of the officers and directors of GAP III and each of the GAPCO II General Partners, other than Messrs. Engstrom, Kern, Wong and Wendelstadt, is a citizen of the United States. Mr. Engstrom is a citizen of Sweden. Messrs. Kern and Wendelstadt are citizens of Germany and Mr. Wong is a citizen of Singapore.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

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109178103                                              Page  8   of   10 pages
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         UNCHANGED.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

This statement is being filed as a result of the Reporting Persons entering into a Stockholders Voting Agreement, dated December 20, 2002 (the "Voting Agreement"), with the Company, certain other shareholders of the Company and DLJ Merchant Banking Partners III, L.P., DLJ Merchant Banking III, Inc., as advisory general partner on behalf of certain entities, DLJ MB Partners III GmbH & Co. KG, Millenium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively, the "CSFB Investors"), pursuant to which each Reporting Person agreed, among other things, that at any special or annual meeting of shareholders of the Company, such Reporting Person would vote all of the shares of Common Stock registered in its name or beneficially owned by it to approve and ratify the warrants (the "Warrants") to acquire 2,298,850 shares of Common Stock issued to the CSFB Investors pursuant to the Purchase Agreement (as hereinafter defined) and any future adjustments to the exercise price pursuant to the terms of the Warrants, as more fully described in Item 6 below.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         UNCHANGED.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

The Company entered into a Securities Purchase Agreement, dated December 20, 2002 (the "Purchase Agreement"), pursuant to which the Company agreed to issue and sell to the CSFB Investors an aggregate of up to 500,000 shares of the Company's Series B Preferred Stock and the Warrants. Pursuant to the Voting Agreement, each Reporting Person agreed, among other things, that at any special or annual meeting of shareholders of the Company, such Reporting Person would vote all of the shares of Common Stock registered in its name or beneficially owned by it to approve and ratify the Warrants and any future adjustments to the exercise price pursuant to the terms of the Warrants.

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109178103                                              Page  9   of   10 pages
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The foregoing summary of the Voting Agreement is qualified in its entirety by reference to Exhibit 2 which is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

              Exhibit 1: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy Attorney-In -Fact for GAPCO II.

              Exhibit 2: Stockholders Voting Agreement, dated December 20, 2002,among the Company, DLJ Merchant Banking Partners III, L.P., DLJ Merchant Banking III, Inc., as advisory general partner on behalf of certain entities, DLJ MB Partners III GmbH & Co. KG, Millenium Partners II, L.P. and MBP III Plan Investors, L.P. and certain shareholders of the Company, including GAP III, GAP-Brigham and GAPCO II.

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109178103                                              Page  10  of   10 pages
-----------------------------                      -----------------------------


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED AS OF DECEMBER 23, 2002.


                       GENERAL ATLANTIC PARTNERS III, L.P.
                          By: GAP III INVESTORS, INC.,
                               Its general partner


                    By:   /s/ Thomas J. Murphy
                          ----------------------------------
                          Name:  Thomas J. Murphy
                          Title: Secretary



                             GAP III INVESTORS INC.


                    By:   /s/ Thomas J. Murphy
                          ----------------------------------
                          Name:  Thomas J. Murphy
                          Title: Secretary



                           GAP-BRIGHAM PARTNERS, L.P.


                    By:   /s/ Stephen P. Reynolds
                          ----------------------------------
                          Name:  Stephen P. Reynolds
                          Title: General Partner



                       GAP COINVESTMENT PARTNERS II, L.P.


                    By:   /s/ Thomas J. Murphy
                          ----------------------------------
                          Name:  Thomas J. Murphy
                          Title: Attorney-In-Fact